March 25, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington D.C.  20549-6010

ATTN:	Brian Cascio
Accounting Branch Chief

RE:

Comment Letter dated March 11, 2008 regarding American Science and Engineering, Inc. Form 10-K for the year ended March 31, 2007 filed June 13, 2007 and Form 10-Q for the fiscal quarter ended December 31, 2007

File No. 001-06549

Dear Mr. Cascio,

Please find below our responses to comments presented in your letter referenced above.  Please feel free to contact William Grieco, General Counsel, or me, at 978-262-8700 with any questions.

Form 10-K for the fiscal year ended March 31, 2007

Quantitative and Qualitative Disclosures about Market Risk, page 21

1.               Your discussion indicates that short-term investments are comprised primarily of “money market funds and U.S. government and government agency bonds”.  However, we see from financial statement footnote 1 that your investments appear to be primarily comprised of commercial paper and corporate debenture/bonds.  In future filings, please update this disclosure to describe the actual composition of your investment securities.  The S-K Item 305 discussion should be updated as necessary to address the market risk associated with the actual portfolio.

Response:  Item noted.  Future filings will be updated to describe the actual composition of our investment securities and the market risks associated with this portfolio.

2.               As a related matter, in light of the significance of short-term investments to your assets and the recent difficulties in the credit markets, in future filings please expand the discussion of “Liquidity and Capital Resources” to describe the material components of your investments so as to provide investors with information necessary for a clear understanding of your balance sheet items.  In that regard, describe the factors that may affect the fair value and liquidity of your securities.  Also, if the value of your investments is reasonably likely to affect your financial condition in any material way, please expand your discussion and analysis in applicable future filings to provide investors with information necessary for a clear understanding of the trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.

Response:  Item noted.  Future filings will include expanded disclosure of the material components of our investments and the factors that may affect their fair value and liquidity.  In addition, we will expand the discussion and analysis of any trends or uncertainties surrounding our investments which are reasonably likely to affect our financial condition in any material way.

Consolidated Financial Statements

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition.  Page 32

3.               We reference the disclosure of your revenue recognition policy for agreements involving multiple revenue elements under EITF 00-21.  In your response and in future filings, please identify the units of accounting identified in such arrangements.  In addition, please discuss how fair value of each unit is determined and disclose the revenue recognition policy for each individual unit of accounting.

Response:  Item noted.  Certain of the Company’s contracts are multiple-element arrangements, which include standard products, custom-built systems or contract engineering projects, and associated service contracts. In accordance with Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) revenue arrangements that include multiple elements are analyzed to determine whether the deliverables can be divided into separate units of accounting or treated as a single unit of accounting. Revenues are allocated to a delivered product or service when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control.  Revenues for certain long-term, custom-built systems or contract engineering projects are recognized on a percentage of completion basis.  Service contract deliverables are accounted for separately from the delivered product elements as the Company’s undelivered products have value to its customers on a stand-alone basis and the Company has objective and reliable evidence of the fair value of such services. Accordingly, service revenue representing the fair value of services not yet performed at the time of product shipment is deferred and recognized as such services are performed. The consideration the Company receives is allocated among the separate units of accounting based on their relative fair values determined based on prices of these elements as sold on a stand-alone basis, and the applicable revenue recognition criteria are applied to each of the separate units. There is no customer right of return in the Company’s sales agreements.

4.               For products where revenue is recognized on other than the percentage of completion method, please expand future filings to further clarify your practices.  In that regard, clarify when title passes and, if significant, address customer acceptance and return provisions.

Response:  Item noted.  Future filings will include expanded disclosure of the revenue recognition policies for products recognized on other than the percentage of completion method.   These disclosures will provide clarification of when title passes and address customer acceptance and return provisions.

Form 10-Q for the fiscal quarter ended December 31, 2007

Condensed Consolidated Statements of Cash Flows, page 5

5.               We see from page 12 that you recorded a charge of $1.7 million for the write-down of a note receivable that was deemed uncollectible.  Please tell us how you presented the adjustment to net income for this non-cash write-down of the note receivable in the statement of cash flows.

Response:  Item noted.  The $1.7 million charge for the write-down of the note receivable was included in cash flow from operations in the prepaid and other assets changes.  For better clarity, in future filings we will disclose this amount separately as “Write-down of note receivable” in the “Adjustments to reconcile net income to net cash (used for) operating activities”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 13

6.               We note that during the quarter ended December 31, 2007, inventories increased nearly $20 million, primarily attributed to finished goods, despite product revenues decreasing over the same period.  Please expand future filings to provide substantive disclosure regarding the underlying reasons for significant or unusual changes in inventory.  In that regard, please explain why finished goods inventory increased and address any increased impairment and liquidity risks from inventory growth.

Response:  Item noted.  Future filings will include substantive disclosure regarding the underlying reasons for significant or unusual changes in inventory and will explain why finished goods inventory increased and address any increased impairment and liquidity risks from inventory growth.

7.               We also note that deferred revenue increased 492% from $4.2 million at March 31, 2007 to $25 million at December 31, 2007 and your disclosure that the increase resulted from a “large government service agreement”.  Please tell us and revise future filings to discuss the terms of the service agreement that resulted in a large deferred revenue balance.  In addition, please discuss the period over which the related revenue is expected to be recognized.

Response:  Item noted.  Deferred revenue at December 31, 2007 included $12.5 million from one Department of Defense contract which expires on September 28, 2008.  The remaining increase in deferred revenue can be attributed to new service contracts received on systems delivered (including $1.2 million from one international customer) for service to be delivered in the next twelve months and $2.3 million in revenues deferred on systems shipped FOB destination which were en-route at period end.   Future filings will include discussion of the terms of these service agreements and clarify the period over which the related revenue is expected to be recognized.

The Company acknowledges that:

•                              it is responsible for the adequacy and accuracy of the disclosures in its filings;

•                              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please let us know.

Best Regards,

/s/ Kenneth J. Galaznik
Kenneth J. Galaznik
Chief Financial Officer and Treasurer

cc:         Leanne Imparato

William Grieco, Esq.

David Walek, Esq.